Palmia Corporation



All communications or inquiries relating to these materials should be directed to the following:

Robert J. Nathanson, CEO
Palmia Corporation
3749 Divisadero Street
San Francisco, CA 94123
(415) 385-3100

August 2018

IMPORTANT INFORMATION AND DISCLAIMERS

You should rely only on the information contained in this memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, any securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this memorandum is accurate only as of the date hereof or as of the respective dates provided for such information. Such information as well as our business, financial condition, prospects and affairs may have changed since those dates.

In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved. Neither the Securities and Exchange Commission nor any other regulatory authority has approved or disapproved of these securities or determined if this memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

This memorandum is highly confidential and has been prepared solely by us for use in connection with the proposed offering of securities. This memorandum is personal to the offeree to whom it has been delivered and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise acquire the securities. Distribution of this memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each offeree, by accepting delivery of this memorandum, agrees to the foregoing and to make no photocopies or other duplication of this memorandum, and, if the offeree does not purchase the securities or the offering is terminated for any reason, to return this memorandum to Palmia Corporation.

The securities offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other securities laws. The securities may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable state securities laws. We are making this offering in reliance on an exemption from registration under the Securities Act and applicable state securities laws. You must comply with all applicable laws and regulations in force in any applicable jurisdiction, and you must obtain any consent, approval or permission required for the purchase, offer or sale by you of the securities under the laws and regulations in force in the jurisdiction to which you are subject or in which you make such purchase, sale or offer, and we will have no responsibility therefor.

The securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws. You should be aware that you may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

You acknowledge that: (1) you have been afforded an opportunity to request from us, and to review, and have received, all additional information considered by you to be necessary to verify the accuracy of, or to supplement, the information contained in this memorandum; (2) this memorandum relates to an offering that is exempt from registration under the Securities Act and does not comply in important respects with the rules of the Securities and Exchange Commission that would apply to an offering document relating to a public offering of securities; and (3) no person has been authorized to give any information or to make any representation concerning us, this offering or the securities described in this memorandum, other than as contained in this memorandum.

This memorandum is based on information provided by us and other sources that we believe are reliable. However, information obtained by other sources cannot always be verified and, as a result, you should be aware that such information may not be reliable. We cannot guarantee the accuracy or completeness of any such information.

We reserve the right to withdraw this offering at any time. We also reserve the right to reject any offer to purchase the securities in whole or in part for any reason and to sell less than all of the securities contemplated hereby.

We are not making any representation to any purchaser of the securities regarding the legality of any investment in the securities by the purchaser under any legal investment or similar laws or regulations. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the securities.

FORWARD-LOOKING STATEMENTS

This memorandum contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the fact that they do not relate to historical facts, but future events, and often use words such as "anticipates," "intends," "plans," "believes," "expects," "target," "will," "should," "may" "could," "can" and similar references to future periods. These statements include, without limitation, statements about our market opportunity, our growth strategy, anticipated sales, expected activities and the adequacy of our available resources. Investors are cautioned that matters subject to forward-looking statements involve risks, assumptions and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and our actual results may differ materially from those projected or contemplated in the forward-looking statements. Additional factors that could cause actual results to differ can be found in the section titled "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Given these risks and uncertainties, we can give no assurances that results projected in any forward-looking statements will in fact occur and therefore caution investors not to place undue reliance on them. Our forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise them, whether as a result of new information, future events or otherwise.



EXECUTIVE SUMMARY

The following summary is qualified in its entirety by the more detailed information in this memorandum. Please review this entire memorandum, including the section titled "Risk Factors," before making an investment decision. References to "we," "us," or "our" refer to Palmia Corporation.

Palmia is a unique and refreshing lemon infused light beer. Our primary target market is youthful women and men that are fun, hip, confident, and who are seeking a new beverage to enjoy. Our light beer, which contains only 90 calories, seeks to capitalize on the growing trend of focusing on health conscious options without sacrificing taste. Our vision is not only to create a great tasting beer, but help inspire a way of life.

The concept for Palmia was created in 2011 by Dr. David William Epstein. The initial product vision stemmed from a trip David took to Mallorca, and Ibiza Spain, where Palmia-like beverages, which are sometimes referred to as Shandies or Claras, are extremely popular. Over the course of 18 months, David and his team of advisors developed, tested and perfected the core Palmia product, which was test launched in the San Francisco market through a highly targeted product release in September 2013. Having proven the concept, plans now call for a very strategic roll out to key U.S. markets.

Our initial marketing will focus on fun, health conscious individuals with an emphasis on women ages 21-35. According to DataMonitor, female drinkers now comprise approximately 30% of total beer consumption, with nearly $30 billion in 2011 spend. We also believe an older woman demographic, as well as males, will represent viable and important customers for our product. We intend to take advantage of the large U.S. market for beers, which, according to the Brewers Association, is nearly $106 billion annually.

We focused our initial launch in the San Francisco market in order to obtain initial product feedback and validation. We believe Palmia has the potential to represent a national (and ultimately international) brand, and intend to selectively expand in targeted locations across the U.S. following the successful validation of the product in its initial target markets.

We intend to raise up to $1,070,000 as part of a Regulation CF in seed funding to support our launch strategy, production, marketing and working capital needs, which we believe is sufficient to finance operations for at least 24 months. We have successfully been authorized and placed in chain markets while opening new accounts including Whole foods, Sprouts, Raley's, Nob Hill Foods, Total Wine & More, BevMo!, Cost Plus World Market, United Market, Mollie Stones, and other great markets, restaurants, bars and stores. Our objective is to demonstrate profitable unit economics in our target markets before scaling the business and raising a larger financing round. The targeted raise may be adjusted up or down based on purchaser interest and changes to our operating plan.

INVESTMENT HIGHLIGHTS

Unique Product in the Market

Palmia is a unique product offering that we believe is different from most beers existing in today's U.S. market. With its lemon infusion, we believe Palmia offers a new and enticing taste to most beers currently available to consumers. While many light beers offer lime as a means to enhance or cover up their watered-down taste, Palmia has a unique and lightly carbonated lemon infusion that provides a refreshing, yet full bodied taste, all in one bottle. In addition, we believe the natural lemon flavor of our beer will appeal to health-conscious individuals, but still provide a satisfying beer taste that is not watered down and that will attract a wide variety of adult beverage drinkers. Utilizing a proprietary blend, we are able to offer a low-calorie beer (90 calories), while not compromising on taste or appeal. We have also formulated a gluten free lemon infused 90 Calorie 4.2% abv Palmia which to attract the gluten free market.

Initial Success of Bud Light Lime Provides Validation of Customer Demand

We believe the success of Bud Light Lime, which entered the market in 2008 and has grown to nearly $300 million in 2011 revenue according to SymphonyIRI Group, provides important validation of consumer adoption of infused and flavored beers. Furthermore, the recent success of many craft beer makers in the U.S. only serves to strengthen the idea that consumers are open to new options and products in the marketplace.

In addition, we believe an underserved niche and demographic exists within the larger beer market. We believe the adoption of Bud Light Lime, coupled with the recent success and sale of Skinny Girl Margarita to Beam Global for a reported $120 million according to insiders, provides meaningful validation of a product and market fit for a demographic that we believe has been underserved by most larger and specialty beer companies. In fact, we believe relatively few "pure-play" low calorie and "natural flavor" lagers exist with a focus on health conscious individuals, particularly the 21-35 year-old female demographic. According to DataMonitor, female drinkers now comprise approximately 30% of total beer consumption. We believe Palmia can be an early entrant in this niche domestic market, and plan to validate the product in select markets and scale distribution in line with product and market demand. In addition, the overall size of the larger U.S. beer market will allow Palmia the ability to grow and attract other demographics and niche markets without disrupting current players.

Strong Unit Economics

We believe Palmia can continue to be produced, distributed, marketed and sold at a price point that will provide strong gross margins and lead to a profitable, stand-alone business at scale. Our production and distribution costs are estimated to be approximately $15.93 per case and we anticipate selling each case for approximately $19.50 - $27.00 depending on location, distribution type (direct vs. distributor) and customer type (bars and restaurants vs. big box retailers who would command reduced pricing). Based on significant product feedback obtained from customers in our initial pilot launch, we have improved our formula and plan to introduce an upgraded product in 2016, which we refer to as version 2.0. In particular, the new formula, which is 4.2% abv, versus 4.0%, has already received regulatory approval, will contain all natural flavor and sweetener, thereby reducing the overall sweetness of the product and slightly increasing its alcohol content. During our initial pilot launch in San Francisco, we supplied direct distribution through our own ABC license to bars, restaurants and liquor stores. As we scale Palmia, we plan to leverage large regional and national distribution companies to promote the beer, including Young's Market, Wirtz, Wine Warehouse, and DBI, which would allow for increased volume and lower prices per case to bars, restaurants and retailers. Currently we have 4 distributors selling and promoting the beer in California and Oregon. They include Morris Distribution, Chrissa Imports, LTD, Point Blank and Saccani Distributing Company.

The above per case assumptions do not include marketing, headcount and general and administrative costs, which we believe may represent a meaningful expense. Additional details on our financial assumptions and anticipated costs are under the section "Financial Model."

PRODUCT OVERVIEW

The following product overview highlights the specifics of Palmia beer:

- Natural lemon flavor with a unique and enjoyable citrus taste, which is intended to serve as a light, refreshing lager and alternative to Bud Light Lime, Corona and other light beers.

- Lightly carbonated with natural lemon flavor.

- An 11.2 (331ml) fluid ounce serving contains 90 calories and 4.2% alcohol by content.

- We have a registered trademark for our main product logo as well as for the slogans "When Life Gives You Lemons . . .", "Lager con Limón" and "Palmia".

- We intend to introduce additional product lines in the future, such as orange and berry infused options.

Below please find images of the current Palmia label and packaging:


Palmia
90 CALORIES
INSPIRED BY SPAIN • BREWED IN THE USA
CLARA de ESPAÑA


INSPIRED BY SPAIN • BREWED IN THE USA
Palmia
CLARA de ESPAÑA
LEMON INFUSED LIGHT BEER • 90 CALORIES • ALL NATURAL FLAVOR • 4.2% ALC. BY VOL.
LIGHT BEER WITH NATURAL FLAVORS - NET CONTENTS 11.16 FL. OZ. (330 ML)
PER 11.16 FL. OZ. AVERAGE ANALYSIS - CALORIES: 90 CARBS: 10g PROTEIN: 1g FAT: 0g

STRATEGY

The key elements of our strategy are to:

Develop and market the Palmia brand.

We believe the fundamental success of Palmia will be anchored in the creation of our brand, which includes the product, packaging, marketing and distribution strategy. We placed Palmia in select restaurants, bars and local liquor stores in San Francisco, which allowed us to test and improve our product, brand identity and gain initial consumer adoption. Based on our team's strong connections with many of these locations, we have been able to promote, develop and prove our brand in well-established locales. We plan to conduct direct tastings of our product to the consumer, as well as conducting promotions, incentives and strategic marketing activities at

select venues and industry events. We believe building success stories in our initial key accounts, as well as receiving positive feedback from customers, store employees and management, will be a key driver of Palmia's expansion.

Form local, regional and national distribution partnerships.

In order to scale Palmia from a local brand to a regional or national brand, we believe forming key distribution partnerships with leading local, regional and national suppliers will be important, including off-premise accounts such as supermarket chains, beverage outlets such as BevMo, Lee's Liquors, and large-format chains such as Target, Costco and Sam's Club. Key on-premise accounts will also be instrumental as we grow into larger multi-chain restaurants and bars. We believe a key element to the success of non-alcoholic based Rockstar Energy, as well as alcoholic based Skyy Vodka, was their distribution network comprised of big box supermarket chains. We intend to leverage the deep industry relationships and connections of our executive team, as well as those of our other advisors to help penetrate select regional and national accounts. We also believe that developing initial success stories among our key accounts will help drive our distribution partnerships.

Leverage social media and key tastemakers to build brand following.

We believe social media can provide a low cost customer acquisition tool to create an initial, loyal following of brand enthusiasts in select markets. We have created a Facebook page for Palmia, as well as a Twitter, Instagram, and blogger account, to generate marketing buzz to support our product launch. In addition, we created our website (www.palmiabeer.com), which will be used to further enhance the image of the Palmia brand. We plan to continuously monitor, update and expand the content on all of these social media outlets. We also plan to proactively assemble leading tastemakers with influence in our initial target markets. Tastemakers are individuals who are typically early adopters and influencers of emerging products and brands, including bloggers, party promoters and select individuals who pride themselves on discovering and evangelizing new products.

PRODUCTION AND DISTRIBUTION

We have successfully negotiated and secured production with an experienced producer and bottler of lager who will be able to produce our beer and is anticipated to have sufficient resources to support our growth as we scale. We intend to focus our initial 2.0 launch plans in the California, Oregon, Ohio, Florida, Arizona and Nevada markets and will expand into additional markets based on syndicated and social data insights. We believe the relationships of the Palmia team will provide us access to most of the key targeted accounts in these markets. We then plan to expand the number of establishments in these markets carrying Palmia once we believe we've received sufficient product validation. We ultimately intend to also partner with leading local, regional and national distributors, supermarkets and wholesalers (Costco, Sam's Club, BevMo) to drive market penetration and increase volume.

SALES AND MARKETING

We intend to promote Palmia through a variety of means, including (i) leveraging tastemakers in each city to serve as product evangelists; (ii) creating and executing a range of advertising programs across social media (Facebook, Twitter, Instagram) and traditional media (including print); (iii) training and educating wholesalers and retailers about our product; (iv) promoting our name and product through tastings at local festivals, venues and establishments that carry our product; (v) targeted pricing activities to create a competitive advantage within the marketplace; and (vi) possible retention of a leading celebrity to provide product endorsements. We plan to initially target smaller but popular restaurants, bars and liquor stores, and eventually plan to market and distribute our product to larger vendors after the product is validated and more established in the industry. As part of our pilot launch, Palmia secured placement in over 50 accounts in the San Francisco Bay Area.

COMPETITION

We believe the market for beers is highly competitive, with many large, well-financed companies who could enter our space. For example, we believe some of our competitors will consist of light beer alternatives offered by large national brands, such as Bud Light Lime, Coors Light Summer Brew, Shock Top Lemon Shandy, Miller Lite and MGD 64. We also believe that lighter Mexican beers will also compete with our brand, such as Corona, Tecate and Pacifico. Finally, we believe that certain beers and other alcoholic beverages that are marketed as refreshing or infused may compete with us, such as Leinenkugel, hard apple ciders or wheat beers brewed by craft beer makers and infused alcoholic drinks that are alternatives to beer such as Mike's Hard Lemonade and Smirnoff Ice.

Below is a comparison of the alcohol percentages and calories of some of our competitors. Remember, **Palmia has 4.2% alcohol content and only 90 calories.**

	Alc/vol	Calories		Alc/vol	Calories
Bud Light Lime	4.2%	116	Leinenkugel Shandy	4.2%	130
Miller Genuine Draft	2.8%	64	Stella	5.2%	153
Corona	4.6%	148	Pacifico	4.4%	145
Coors Light	4.2%	102	Tecate	4.5%	138
Bud Light Lime A-Rita	6.0%	371	Modelo	4.4%	145

FINANCIAL MODEL

Below please find our projected financial model for the next 20 quarters of operations, pending completion of our planned financing. The figures below may change based on actual amount raised, target market launch, and a variety of other factors.

Palmia Financial projections - IM	Q1	Q2	Year 1 Q3	Q4	Q1	Q2	Year 2 Q3	Q4	Year 3 --	Year 4 --	Year 5 --
REVENUE	$17,442	$24,354	$44,790	$89,631	$241,155	$398,305	$598,152	$1,013,472	$7,361,863.20	$13,251,353.76	$21,202,166.02
Cost of Sales (1)	$10,291	$13,378	$24,943	$51,413	$145,179	$243,941	$372,950	$649,973	$4,494,083	$8,071,279	$12,432,179
GROSS PROFIT	$7,151	$10,976	$19,847	$38,218	$95,976	$154,364	$225,202	$363,499	$2,867,780	$5,180,075	$8,769,987
Operating Expenses											
Total Sales & Marketing	$7,038	$19,348	$27,466	$39,520	$65,137	$90,612	$107,089	$27,349	$290,187	$638,411	$1,276,822.80
Total Headcount	$61,200	$72,000	$99,823	$107,637	$108,770	$125,546	$142,322	$175,875	$351,750	$703,500	$1,407,000
Total G&A	$3,200	$6,945	$7,089	$8,995	$9,166	$9,353	$9,558	$9,781	$38,045	$38,045	$38,045
TOTAL OPERATING EXPENSES	$71,438	$98,293	$134,378	$156,152	$183,073	$225,511	$258,969	$213,005	$679,982	$1,379,956	$2,721,868
NET INCOME	($64,287)	($87,317)	($114,531)	($117,934)	($87,097)	($71,147)	($33,767)	$150,494	$2,187,798	$3,800,118	$6,048,119
Account Reps	2	3	4	4	4	5	6	8	16	32	64
Active Markets	2	3	4	4	8	12	16	20	40	80	160
# of Active Locations	38	65	83	167	442	661	881	1408	2816	5632	11264
Cumulative # of Cases Sold (by qtr)	646	840	1583	3332	9724	16527	25562	45043	334630	602334	963735
Blended Revenue/Case (2)	$27.00	$27.00	$26.50	$25.50	$24.00	$23.50	$23.00	$22.50	$22.00	$22.00	$22.00
Margin analysis (as % of revenue)											
Grosss Margin	41%	41%	41%	39%	38%	37%	37%	36%	39%	39%	41%
Operating Expenses	410%	404%	300%	174%	65%	57%	43%	21%	9%	10%	13%

Notes:
(1) Includes bottle/case production and estimated distribution and warehousing cost per case.
(2) We intend to sell cases direct to retail establishments for $27.00/case. We believe distributors will comprise greater than 50% mix in Year 2. Blended revenue/case drops as distributor mix increases (lower margin).

EMPLOYEES AND FACILITIES

We have secured a team of senior industry executives to assume oversight of our day-to-day operations. As the business scales, we also plan to add a team of regional account managers. We intend to base our operations in the San Francisco Bay Area.

MANAGEMENT AND BOARD

Name	Position
Robert Nathanson………………………..….	Chief Executive Officer
David Epstein…………………………………….	Chairman and President
Brad Kern…………………………………………….	Advisor - Strategy and Legal, Board Member
Lawrence Epstein……………………………..	Board Member
Teresa LoBue…………………………………..	Board Member

EXECUTIVE BIOS

Robert Nathanson, CEO

Robert is a beverages expert and industry consultant, with more than 10 years of experience in the alcoholic beverage space, including his recent role leading GRC Beverages, an acai infused rum company. His expertise in private labeling, brand building, operations and distribution network management give him a dynamic perspective on the business of selling beer, wine and spirits. He has a proven track record of success in long-term market strategies and building high-performance executive teams. Robert has led sophisticated platforms with product and service organizations with large market penetrations. From being a doctor to an entrepreneur, Robert focuses on operational excellence while planning and delivering growth strategies designed to improve market share. Robert also has extensive relationships in the grocery and restaurant/bar spaces as well as with distributors such as Southern Wine & Spirits, Young's Market, Republic National and Hartley & Parker.

David Epstein, Chairman and President

David came up with the initial vision for Palmia and founded the Company in 2011. Working with other company management, he has been overseeing the implementation of the Palmia brand. He brought the Palmia concept from a beach in Spain to a viable product and an initial launch in San Francisco. David also helped finance a significant portion of Palmia's initial operations and product launch, and his dedication to the brand remains today as he continues to advise the company. David's energy, passion and vision continue to propel Palmia and its product.

Brad Kern, Advisor – Strategy and Legal

Brad has been practicing law for over 15 years with expertise in large-scale commercial and financial transactions, including complex securities offerings, mergers, acquisitions, investments and other corporate related items. Brad has assisted start-ups as well as Fortune 500 companies with numerous corporate, transactional, compliance and governance related matters. Brad did his undergraduate work at UC Berkeley and obtained his law degree at UCLA School of Law.

USE OF PROCEEDS

We plan to raise approximately $1,070,000 as part of a seed round of funding. We intend to use the net proceeds of this offering to build a large-scale sales and marketing team and open more markets for distribution. In addition, we anticipate continuing administrative, legal and accounting expenses. The CEO's salary is currently $36,000, but may increase to $120,000. We will also be allocating funds to product development, distribution and support sales, including the hiring of regional account managers.   In addition, we intend to use the net proceeds of this offering to distribute on a national level to all 50 states and continue to scale and increase our sales and marketing team.

We will hire brand ambassadors to lead off-premise sales and awareness of the brand and increase sales.
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LEGAL MATTERS

We are not currently subject to any material legal proceedings.

DEBT

The Company currently has $135,000 in debt outstanding, comprised of $75,000 in convertible notes to friends and family and $60,000 in a note to our founder, David Epstein.

RISK FACTORS

You should carefully consider the risks described below before making a decision to invest in our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, that we currently deem immaterial, or that are similar to those faced by other companies in our industry or business in general could negatively impact our business, results of operations or financial condition in the future. If any of the risks described below actually occur, our business, results of operations or financial condition could be materially adversely affected.

Our business operates in a highly competitive space.

We compete in the highly competitive beer market. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for space in retail establishments, bars and restaurants, all of which sell other beers and alcoholic beverages. Many of our competitors, including Corona, Anheuser-Busch and MillerCoors, have substantially greater financial resources, marketing strength and distribution networks than we do. Moreover, the introduction of new products by competitors that compete directly with our product or that diminish the importance of our product to retailers and other establishments may have a material adverse effect on our business and results of operations. In addition, we also face competition from producers of wine, spirits and flavored alcoholic beverages. Increased competition, higher costs to compete or consumer preference for our competitors' products could cause our business and results of operations to be materially adversely affected.

Our product is subject to consumer interest and market acceptance.

We are launching a new product in a highly competitive market. Our future performance will largely depend on consumer interest in our beer and the market's acceptance of our product. If consumers are unwilling to accept our product or if general market trends cause a decrease in the demand for beer, including light or infused beer, it would adversely affect our future sales and results of operations. Similarly, if we are unable to compete in the market effectively or if consumers are drawn to our competitors' products, our future sales and results of operations would be adversely affected. For example, if we have not gauged consumer preferences correctly or if our marketing activities do not successfully attract consumers to our beer, our overall brand may decline. Furthermore, if we have issues with the quality, taste or delivery of our product, confidence in our brand may diminish. Any of these occurrences would likely have an adverse effect on our future sales and results of operations.

In addition, changes in consumer attitudes or preferences could adversely affect any future sales of our product. The alcoholic beverage industry is subject to considerable societal and political attention due to increasing public concern over alcohol-related social problems. If alcoholic beverages in general, or beer in particular, were to fall out of favor with consumers, it would likely have an adverse impact on our future sales and results of operations. Similarly, if consumer preferences for light or infused beers were to decline or if consumer preferences for beers aimed at health conscious individuals were to wane, sales of our product could be negatively impacted. Also, because we initially anticipate selling our product in only a limited number of regions, any changes in economic and business conditions, consumer preferences or overall demand for beers in these regions could adversely affect our future sales and results of operations.

We are a development stage company with a history of losses and expect to continue to incur losses for the foreseeable future.

We are a development stage company that has incurred net losses since our inception, and we may not be able to achieve profitability in the future. Because we are still in the early stages of development, it is difficult to forecast operating expenses and revenue. We would expect our business, operating results and financial condition to be materially adversely affected if our revenues do not meet our projections and if our expenses or net losses are greater than expected. We cannot guarantee that our revenue or expenses will meet expectations or projections. In addition, since inception, we have funded our business primarily from the sale of securities and by borrowing funds, not from cash generated from operations. We expect to continue to incur production and distribution, sales and marketing, general and administrative and other expenses going forward as we scale our business. As a result, we expect to experience continued losses for the foreseeable future and even if we do achieve profitability, we may not be able to sustain or increase it.

We are subject to governmental regulations affecting our business.

The production and distribution of beer is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of non-alcohol related businesses. For example, the distribution and sale of beer requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We rely on a third party brewery for the production and distribution of our beer.

We currently rely on one brewery to produce and distribute our beer. If we are unable to maintain our relationship with this brewery, our business could be significantly harmed. Furthermore, if this brewery were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our beer could also be significantly harmed. For example, in 2013, our brewery experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable replacement brewery in time or at all if any problems were to arise with this brewery.

We may not be successful in securing distribution partnerships.

A key component of our strategy includes developing relationships with leading local, regional and national distributors to expand our product reach and shelf space. Our inability to solidify such relationships could adversely affect our results of operations and ability to increase revenue.

Additional financing may not be available on favorable terms, if at all.

The production and distribution of beer is a capital intensive business, requiring significant working capital to scale and grow. Because we expect to incur net losses for the foreseeable future, we may need additional funds to expand or meet all of our operational needs. For example, we expect to continue to make significant marketing, operational and promotional expenditures to enhance our brand.   If we need additional financing to support these activities, we cannot be certain that it will be available on favorable terms, if at all.   Furthermore, if we issue additional shares of our capital stock, shareholders will experience additional dilution, which may be substantial. If we need funds and cannot raise them on acceptable terms, we may not be able to continue our operations at the current level or at all.

We need to recruit and retain key personnel.

Our future success depends upon the continued service of our executive officers, particularly our chief executive officer. The loss of the service of any of our executive officers, key employees or advisors could have a material adverse effect on our business. In addition, if we are unable to hire and retain a sufficient number of qualified personnel, particularly in operations and sales and marketing, our ability to grow our business could be adversely affected. Competition for qualified personnel is intense and we cannot guarantee that we will be successful in attracting and retaining such personnel. Furthermore, the departure or addition of any key personnel may be disruptive and could negatively impact our business.

Transfers of the securities offered hereby and any stock issuable upon conversion thereof will be restricted.

There is no public trading market for Palmia's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by an investor may be restricted, and investors may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

We may not generate sufficient funding to repay the Convertible Notes or to allow for their conversion prior to maturity.

We cannot assure you that we will have sufficient financial resources, or will be able to arrange future equity or debt financing, to repay the Convertible Notes at maturity or to allow for their conversion prior to maturity. The Convertible Notes are convertible into common stock at maturity and would only be able to convert into stock prior to maturity if we are successful in raising a qualifying financing or we experience a change in control. In the event we are successful in raising a qualifying financing, the Convertible Notes would convert into shares of equity, though we expect such shares to remain illiquid for the foreseeable future, with no certainty of a future liquidity event which would provide a return of capital to debt or equity holders. In addition, holders of the Convertible Notes will not be entitled to any rights with respect to our stock (including, without limitation, voting rights), but will be subject to any changes made with respect to our stock. Holders will only be entitled to rights on our stock when such stock is delivered upon conversion.

THE NEW FACE OF LIGHT BEER.



Palmia
CLARA de ESPAÑA

Only 90 Calories.
Refreshing. Refined.
Lemon infused light beer.
All natural flavor and
sweetener.

11.2 fl oz | 4.2% ALC/VOL



0 84173 33333 2

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